UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

INVENTURE FOODS, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

461214108

(CUSIP Number)

David A. Fisher, Esq. K&L Gates LLP 3580 Carmel Mountain Road, Suite 200 San Diego, CA 92130 (858) 509-7400
(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications)

March 20, 2000

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 461214108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Larry R. Polhill
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Washington
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,209,100*
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 4,209,100*
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,209,100*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.9%**
14.	Type of Reporting Person (See Instructions) IN

* Includes 4,133,695 shares held by Capital Foods, LLC, 56,325 shares held in Mr. Polhill’s IRA account, 15,000 shares subject to options exercisable within 60 days and 4,080 unvested shares of restricted stock which Mr. Polhill may vote.

** Based on 19,231,636 shares of common stock of the Issuer issued and outstanding as of April 1, 2013 as set forth in the Issuer’s Schedule 14A Proxy Statement filed with the United States Securities and Exchange Commission on April 19, 2013.  Denominator includes restricted stock and unexercised options.

CUSIP No. 461214108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Capital Foods, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Washington
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,133,695
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 4,133,695
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,133,695
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.5%*
14.	Type of Reporting Person (See Instructions) OO

* Based on 19,231,636 shares of common stock of the Issuer issued and outstanding as of April 1, 2013 as set forth in the Issuer’s Schedule 14A Proxy Statement filed with the United States Securities and Exchange Commission on April 19, 2013.  Denominator includes restricted stock and unexercised options held by Mr. Polhill.

EXPLANATORY NOTE

This Schedule 13D relates to the Common Stock, $0.01 par value per share (“Common Stock”) of Inventure Foods, Inc. (the “Issuer”).  Larry R. Polhill and Capital Foods, LLC (together, the “Reporting Persons”) jointly file this Schedule 13D to amend and supplement the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission on October 21, 1999 and Schedules 13G filed on August 21, 2002; February 19, 2003; February 12, 2004; February 11, 2005; February 13, 2006; February 12, 2007 (as amended February 22, 2007); February 14, 2008; and February 17, 2009.

Item 1.	Security and Issuer

This statement relates to the Common Stock, $0.01 par value per share (“Common Stock”) of Inventure Foods, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 5415 East High Street, Suite 350, Phoenix, Arizona 85054.

Item 2.	Identity and Background

(a) This statement is being filed jointly by Larry R. Polhill and Capital Foods, LLC (together, the “Reporting Persons”).

(b)-(c)  Mr. Polhill, a natural person, serves on the Issuer’s board of directors.  Mr. Polhill is manager of Capital Foods, LLC.  The address of his principal office and principal place of business is 7000 W. Buckeye Road, Phoenix, AZ 85043.

Capital Foods, LLC is a limited liability company organized under the laws of the State of Nevada.  The address of Capital Foods’s principal place of business and principal office is 7380 S. Eastern Avenue, Ste. 150 Las Vegas, NV 89123.

(d)-(e)     During the last five years, neither of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Polhill is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

As described in the Schedule 13D filed on October 21, 1999, Capital Foods acquired the shares of Common Stock held in its name in exchange for all of the Membership Interests in Wabash Foods, LLC, a Delaware limited liability company, formerly owned by Pate Foods Corporation, and through the purchase of warrants from a third party and the subsequent exercise thereof.  The warrants from the third party were purchased using cash.

Mr. Polhill acquired the shares of Common Stock held in his name through director grants and through cash purchases on the open market.

None of the Issuer’s securities were purchased by the Reporting Persons using borrowed funds.

Item 4.	Purpose of Transaction

The Reporting Persons hold the Common Stock for investment purposes only.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors, including the Issuer 's financial position and strategic direction, actions taken by the Issuer 's board of directors, other investment opportunities available to the Reporting Persons, the price levels of the shares, and conditions in the securities markets and the economy in general, the Reporting Persons may in the future acquire additional securities of the Issuer or dispose of some or all of the securities of the Issuer beneficially owned by them, or take any other actions with respect to their investment in the Issuer permitted by law, including any or all of the actions set forth in paragraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)           See Items 11 and 13 of the cover pages to this Schedule for the aggregate number and percentage of Common Stock beneficially owned by each of the Reporting Persons.

(b)         See Items 7 through 10 of the cover pages to this Schedule for the number of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) None.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Polhill has served as a Director of the Company since July 2004, as a member of the Compensation Committee since May 2010, and as Chairman of the Board from February 2006 to May 2010.  Mr. Polhill is entitled to standard director compensation, as described in the Issuer’s proxy statements filed each year with the Securities and Exchange Commission.  Mr. Polhill’s stock options and restricted stock are subject to the terms and conditions of the equity incentive plans under which they were awarded, as such plans are filed by the Issuer with the Securities and Exchange Commission.

Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons has any contracts, arrangements, understandings, or relationships (legal or otherwise) with respect to any securities of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Date:   April 24, 2013

LARRY R. POLHILL

/s/ Larry R. Polhill

CAPITAL FOODS, LLC

By:	/s/ Larry R. Polhill
	Name:	Larry R. Polhill
	Title:	Manager

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us, will be filed, on behalf of each of us.

 Date:   April 24, 2013

LARRY R. POLHILL

/s/ Larry R. Polhill

CAPITAL FOODS, LLC

By:	/s/ Larry R. Polhill
	Name:	Larry R. Polhill
	Title:	Manager